November 7, 2016	News Release 16-29

SILVER STANDARD CORPORATE EXPLORATION UPDATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides an update on its exploration activities at its Marigold mine in Nevada, U.S. and Seabee Gold Operation in Saskatchewan, Canada.
Highlights:

▪	Highlighted drill results at the Marigold mine include:

▪	At HideOut, drillhole MRA6341 intersected 3.25 g/t gold over 18.3meters from 199.6 meters below surface; and

▪	At Mud Pit, drillhole MRA6300 intersected 1.93 g/t gold over 45.7 meters from the drill collar.

▪	Highlighted drill results at the Seabee Gold Operation include:

▪	At Santoy 8A, drillhole SUG-16-920 intersected 27.86 g/t gold over 5.8 meters of true width; and

▪	At Santoy 9C, drillhole SUG-16-063 intersected 33.81 g/t gold over 4.1 meters of true width.

Paul Benson, President and CEO said, “We are encouraged by these exploration results at Marigold and Seabee as they demonstrate resource growth potential. We expect our exploration activity at both operations will positively impact our 2016 Mineral Reserves statement, generating value for our shareholders. Infill and conversion drilling at Seabee indicate the potential to grow our Mineral Resources at that high-margin operation, while we broaden our scope in the district targeting a new discovery in 2017.”

Marigold mine, U.S.

Exploration activities during the third quarter of 2016 focused on drilling oxide resource targets at the HideOut area and the adjoining Valmy property. The objective of our drilling activities is the expansion of Mineral Resources and their conversion to Mineral Reserves. We completed 13,408 meters of reverse circulation drilling in 50 drillholes on the HideOut and Valmy target areas, where previous results demonstrated potential for Mineral Resource addition or Mineral Reserve conversion.

At HideOut, in addition to in-fill drilling, we extended the high-grade structure by 150 meters in the direction of the 8 South pit extension (“8SX”) zone. The most notable result was drillhole MRA6341, which intersected 3.25 g/t gold over 18.3 meters, including 7.13 g/t over 7.6 meters, as shown on Figure 1. Such results demonstrate the potential to increase Mineral Resources or convert to Mineral Reserves at Hideout. The 350-meter long area between the HideOut and the 8SX areas remains open for extension of the existing mineralized areas. Indicated Mineral Resources at HideOut and the 8 South areas totaled 350,000 ounces of gold as at December 31, 2015.

Drilling at the Valmy property focused on increasing Mineral Resources adjacent to the existing Valmy and Mud pits by drilling step out holes. The best results include drillhole MRA6300, which intersected 1.93 g/t gold over 45.7 meters starting at the hole’s collar, and drillhole MR6286, which intersected 1.02 g/t gold over 22.9 meters and 1.35 g/t gold over 32.0 meters. Figure 2 shows a drill plan map for the Valmy property. The results of exploration drilling in this area continue to confirm and extend the higher grade structural trend beyond the southeast corner of the Valmy pit. During the third quarter, drilling results defined a second mineralized zone 90 meters below the current Mineral Resources, as illustrated on Figure 3 in drillhole MR6286. At Valmy, the mineralization is open to the south and east. Inferred Mineral Resources totaled 300,000 ounces of gold at the Valmy property as at December 31, 2015.

Table 1 lists all drill results from the third quarter of 2016, while Table 2 provides the collar coordinates and drillhole lengths.

Deep Sulphide Exploration and Gravity Survey

One core drillhole is planned for the fourth quarter to explore the deep sulphide potential at Marigold, with additional core holes to follow in 2017. A gravity survey was conducted during the third quarter including portions of the Valmy and Marigold properties. Gravity data will be compiled and used to refine geologic concepts applied to the targeting of deeper structural features and potential conduits for the mineralizing fluids.

Seabee Gold Operation, Canada

For 2016, the operation planned 65,000 meters of underground drilling and 18,000 meters of surface drilling to increase and convert Mineral Resources. During the first nine months of the year, a total of 43,315 meters from underground and 16,643 meters from surface in 149 and 44 diamond drillholes, respectively, was completed. Drilling activities centered on the Santoy mine complex and the deeper levels of the Seabee mine. A drill program was also initiated to test multiple targets on the “5-1” shear zone system, which parallels the Seabee shear zone to the south.

During the third quarter, a total of 43 drillholes were drilled to infill the Santoy 8A and Santoy Gap 9A, 9B and 9C mineralized quartz vein structures and the Seabee mine, for a quarterly total of 13,540 meters. The drill results from our underground program are shown on the longitudinal section in Figure 4. These results have indicated the potential to upgrade Mineral Resources below the 39 Level drill bay, and have also been successful in discovering a new mineralized zone, which is likely the down plunge extension of the 8A area and is closer to existing infrastructure. Table 3 lists all drill results at the Santoy mine complex for the third quarter of 2016.

Next Steps

At the Marigold mine, fourth quarter exploration drilling will be directed at expanding Mineral Resources to the south and east of the existing Valmy pit and exploring for the eastern extension of mineralization that was previously mined in the Basalt pit. We expect to complete one deep core hole by the end of the fourth quarter, representing the sixth deep core hole targeting higher-grade sulphide mineralization. We plan to complete a total of three deep core holes by the end of the first quarter of 2017. Results from our 2016 drill program, along with results from the Assay Program, will be included in our 2016 Mineral Reserves and Resources statement to be published in the first quarter of 2017.

At the Seabee Gold Operation, our exploration program will continue during the fourth quarter with infill drilling at the Santoy Gap area to convert Inferred Mineral Resources to Measured and Indicated Mineral

Resources. At surface, our drilling focus will be on infilling the up dip area to convert and extend Mineral Resources at the Santoy mine complex, up dip or plunge of the 9A and 9C areas. All exploration results will be included in our 2016 Mineral Reserves and Resources statement to be published in the first quarter of 2017.

Figure 1. Drillhole location plan map for the 2016 exploration drill program at the HideOut area, Marigold mine, Nevada, U.S.

Marigold Mine
2016 Drill Program
2016 Q1/Q2 Drillholes
2016 Q3 Drillholes
Pre-2016 collars
LOM Pit outline
Mineralised Stockpiles
Leach Pads
8 South Mined Pit
EOY 2015 - 8SX & TZN Resource Outline
8S Backfill
8S Waste Dump
N
500 metres
TZN
8S
8SX
Leach Pad
HideOut
MRA6311
91.4m at 0.5g/t
incl 24.4m at 1.1g/t
MRA6324
50.3m at 1.3g/t
incl 13.7m at 3.7g/t
MRA6341
18.3m at 3.3g/t
incl 7.6m at 7.1g/t
MRA6310
61.0m at 0.4g/t
incl 6.1m @ 1.0g/t
MRA6308
25.9m at 1.2g/t
incl 6.1m at 3.0g/t

Figure 2. Drillhole location plan map for the 2016 exploration drill program at the Valmy property, Marigold mine, Nevada, U.S.

Marigold Mine
2016 Drill Program
Mud Pit
MRA6300
45.7m at 1.9g/t
incl 7.6m at 6.7g/t
Valmy Pit
A
A'
MR6286
22.9m at 1.0g/t
32.0m at 1.4g/t
incl 9.1m at 2.8g/t
2016 Q1/Q2 Drillholes
2016 Q3 Drillholes
Pre-2016 collars
EOY 2015 Valmy Resource Outline
Untested Rock Stockpiles
Mined Pit
N
500 meters

Figure 3. Drill cross section along A-A’ highlighting the second favorable mineralized horizon, South of the existing Valmy pit at the Marigold mine, Nevada, U.S.

A
A'
MR6288
MR6334
MR6286
MR6339
MR6287
MR6331
Current Surface
Conceptual Pit design
EOY 2015
Gold grade model
MR6286
22.9m at 1.0g/t
32.0m at 1.4g/t
Incl 9.1m at 2.8g/t
Au g/t
<0.06
0.06 - 0.6
0.6 – 1.2
> 1.2
75 metres
W
E

Figure 4. Longitudinal section for the third quarter 2016 exploration drill program at Santoy mine complex, Seabee Gold Operation, Saskatchewan, Canada. Note: Measured and Indicated Mineral Resources, Inferred Mineral Resources and Mined Areas are as at December 31, 2015 as reported by Claude Resources Inc.

SANTOY MINE COMPLEX LONGITUDINAL SECTION
Santoy Gap (9A, 9B, 9C areas)
8A area
SUG-16-037
8.19gpt/4.7m
SUG-16-041
11.50gpt/1.3m
SUG-16-035
10.54gpt/2.6m
SUG-16-043
20.84gpt/2.3m
SUG-16-046
3.75gpt/2.2m
SUG-16-048
3.42gpt/4.5m
SUG-16-052
4.22gpt/2.4m
SUG-16-063
33.81gpt/4.1m
SUG-16-054
22.45gpt/2.0m
SUG-16-061
13.17gpt/1.7m
SUG-16-064
8.30gpt/3.5m
SUG-16-921
5.20gpt/2.8m
SUG-16-919
31.94gpt/5.0m
SUG-16-920
27.86gpt/5.8m
8A area
SUG-16-918
11.86gpt/2.9m
100 Meters
Highlighted drillholes completed in Q3 2016
Drillholes completed in Q3 2016
Previously reported drillholes
Measured & Indicated Mineral Resources
Inferred Mineral Resources
Mined Areas

Table 1. Drillhole results from the third quarter of the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area/Comment
MRA6282	0.0	67.1	67.1	0.14	HideOut
MR6286	83.8	106.7	22.9	1.02	Valmy
	184.4	187.5	3.0	0.23
	196.6	228.6	32.0	1.35
(including)	196.6	205.7	9.1	2.79
MR6287	99.1	199.6	100.6	0.65	Valmy
(including)	103.6	109.7	6.1	2.69
(including)	158.5	167.6	9.1	2.12
	246.9	251.5	4.6	0.19
	263.7	268.2	4.6	0.21
	281.9	286.5	4.6	0.62
	317.0	335.3	18.3	0.14
MR6288	80.8	86.9	6.1	0.38	Valmy
	214.9	228.6	13.7	0.38
	125.0	141.7	16.8	0.35
	166.1	184.4	18.3	0.18
MR6290	45.7	51.8	6.1	0.16	Valmy
	100.6	114.3	13.7	0.27
	166.1	196.6	30.5	0.47
	21.3	30.5	9.1	0.13
	111.3	179.8	68.6	0.34
(including)	163.1	178.3	15.2	0.73
MRA6296	0.0	68.6	68.6	0.12	HideOut
	89.9	105.2	15.2	0.15
	80.8	96.0	15.2	0.88
(including)	86.9	94.5	7.6	1.44
	99.1	111.3	12.2	0.13
MRA6300	0.0	45.7	45.7	1.93	Mud Pit
(including)	27.4	35.1	7.6	6.68
	141.7	146.3	4.6	0.35
MRA6301	44.2	100.6	56.4	0.47	Mud Pit
(including)	59.4	68.6	9.1	1.64
MRA6302	10.7	33.5	22.9	0.62	Mud Pit
MRA6303	0.0	76.2	76.2	0.11	HideOut
	164.6	167.6	3.0	0.22
MR6305	83.8	86.9	3.0	0.29	Mud Pit
	143.3	149.4	6.1	0.26
	155.4	160.0	4.6	0.21
MRA6307	0.0	41.1	41.1	0.27	Mud Pit
(including)	19.8	24.4	4.6	1.36
	164.6	196.6	32.0	0.20

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area/Comment
	202.7	205.7	3.0	0.23
MRA6308	0.0	80.8	80.8	0.09	HideOut
	234.7	260.6	25.9	1.24
(including)	245.4	251.5	6.1	3.00
	275.8	288.0	12.2	0.12
MRA6309	24.4	85.3	61.0	0.10	HideOut
	243.8	260.6	16.8	1.25
MRA6310	0.0	86.9	86.9	0.10	HideOut
	224.0	285.0	61.0	0.35
(including)	243.8	249.9	6.1	1.03
	300.2	306.3	6.1	0.14
MRA6311	202.7	294.1	91.4	0.47	HideOut
(including)	228.6	253.0	24.4	1.10
MR6312	0.0	93.0	93.0	0.13	HideOut
	125.0	134.1	9.1	0.16
	21.3	33.5	12.2	0.11
MRA6314	0.0	9.1	9.1	0.31	Valmy
	185.9	196.6	10.7	0.20
MRA6315	125.0	152.4	27.4	0.32	Valmy
(including)	125.0	134.1	9.1	0.68
	216.4	219.5	3.0	0.23
	227.1	234.7	7.6	0.23
	260.6	265.2	4.6	0.15
	275.8	288.0	12.2	0.11
MR6317	59.4	88.4	29.0	0.37	Valmy
MR6318	77.7	106.7	29.0	1.47	Valmy
(including)	79.2	99.1	19.8	2.06
	123.4	129.5	6.1	0.19
	166.1	172.2	6.1	0.26
MRA6319	0.0	76.2	76.2	0.09	HideOut
	187.5	199.6	12.2	0.18
	210.3	216.4	6.1	0.16
MR6321	120.4	141.7	21.3	0.16	Valmy
	161.5	190.5	29.0	0.34
MR6322	71.6	73.2	1.5	0.80	Valmy
	93.0	100.6	7.6	1.09
(including)	93.0	94.5	1.5	5.00
MRA6324	0.0	79.2	79.2	0.11	HideOut
	195.1	245.4	50.3	1.33
(including)	211.8	225.6	13.7	3.65
MRA6325	0.0	79.2	79.2	0.11	HideOut
	219.5	246.9	27.4	0.44
MRA6326	0.0	97.5	97.5	0.07	HideOut
MRA6327	0.0	97.5	97.5	0.10	HideOut

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area/Comment
MRA6328	0.0	91.4	91.4	0.08	HideOut
	230.1	239.3	9.1	0.11
	257.6	286.5	29.0	0.61
(including)	257.6	262.1	4.6	2.28
MRA6329	0.0	99.1	99.1	0.12	HideOut
	253.0	263.7	10.7	0.25
MR6330	9.1	12.2	3.0	0.29	Valmy
MR6331	109.7	198.1	88.4	0.39	Valmy
(including)	111.3	123.4	12.2	1.54
	248.4	254.5	6.1	0.33
MRA6332	0.0	96.0	96.0	0.07	HideOut
MR6334	86.9	91.4	4.6	0.64	Valmy
	99.1	114.3	15.2	0.39
	213.4	227.1	13.7	0.38
MR6337	29.0	33.5	4.6	0.55	Valmy
	228.6	233.2	4.6	0.14
MR6338	44.2	50.3	6.1	0.15	Valmy
	86.9	94.5	7.6	0.39
	123.4	208.8	85.3	0.70
(including)	128.0	138.7	10.7	1.61
(including)	149.4	158.5	9.1	1.26
(including)	175.3	182.9	7.6	1.60
(including)	190.5	196.6	6.1	1.12
	288.0	294.1	6.1	0.22
MR6339	85.3	120.4	35.1	0.73	Valmy
(including)	88.4	93.0	4.6	4.13
	167.6	196.6	29.0	0.13
	242.3	263.7	21.3	0.29
MR6340	0.0	64.0	64.0	0.11	HideOut
	125.0	135.6	10.7	0.21
	161.5	166.1	4.6	0.17
MRA6341	0.0	77.7	77.7	0.11	HideOut
	166.1	170.7	4.6	0.27
	199.6	217.9	18.3	3.25
(including)	199.6	207.3	7.6	7.13
MRA6342	0.0	68.6	68.6	0.08	HideOut
	163.1	173.7	10.7	0.25
	225.6	234.7	9.1	22

Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. NSV means “no significant values”.

Table 2. Drillhole collars from the third quarter of the 2016 exploration drill program at the Marigold mine, Nevada, U.S.

Hole ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6282	4509008	485831	1604	92	-75	299	HideOut
MR6286	4504439	486976	1892	131	-90	276	Valmy
MR6287	4504443	487078	1885	89	-90	335	Valmy
MR6288	4504433	486912	1910	219	-90	230	Valmy
MR6289	4504408	486992	1896	120	-90	184	Valmy
MR6290	4504409	487074	1897	61	-89	215	Valmy
MR6291	4504374	487035	1908	189	-89	215	Valmy
MRA6296	4508809	485908	1586	344	-80	215	HideOut
MRA6299	4506389	486866	1640	268	-66	136	Mud Pit
MRA6300	4506419	486780	1639	268	-56	191	Mud Pit
MRA6301	4506419	486846	1639	269	-54	178	Mud Pit
MRA6302	4506449	486774	1639	269	-64	184	Mud Pit
MRA6303	4508980	485832	1604	88	-75	300	HideOut
MR6304	4506440	486863	1639	356	-89	108	Mud Pit
MR6305	4506482	486838	1639	325	-89	105	Mud Pit
MRA6306	4506274	486364	1688	91	-51	258	Mud Pit
MRA6307	4506449	486311	1606	87	-50	215	Mud Pit
MRA6308	4509101	485738	1599	85	-80	306	HideOut
MRA6309	4509208	485813	1609	87	-79	276	HideOut
MRA6310	4509132	485754	1603	93	-79	306	HideOut
MRA6311	4509163	485775	1606	93	-80	306	HideOut
MR6312	4508827	486016	1596	297	-89	184	HideOut
MR6313	4504931	486988	1822	49	-90	230	Valmy
MRA6314	4505169	487555	1780	266	-47	276	Valmy
MRA6315	4505114	487575	1794	269	-55	383	Valmy
MR6316	4504960	487153	1828	275	-90	306	Valmy
MR6317	4505046	487241	1816	307	-90	337	Valmy
MR6318	4504528	487100	1859	40	-89	337	Valmy
MRA6319	4508944	485697	1592	79	-81	261	HideOut
MR6321	4504381	487078	1909	167	-90	291	Valmy
MR6322	4504990	487232	1827	287	-89	337	Valmy
MR6323	4504914	487098	1850	116	-89	306	Valmy
MRA6324	4509040	485738	1591	92	-65	306	HideOut
MRA6325	4509071	485766	1592	88	-75	319	HideOut
MRA6326	4509254	485835	1609	87	-81	306	HideOut
MRA6327	4509281	485814	1611	112	-79	306	HideOut
MRA6328	4509209	485782	1609	90	-80	294	HideOut
MRA6329	4509315	485871	1609	92	-81	306	HideOut
MR6330	4505189	486679	1827	63	-89	209	Valmy
MR6331	4504441	487104	1886	275	-89	306	Valmy
MRA6332	4509234	485820	1610	90	-81	291	HideOut
MR6333	4505289	486716	1828	111	-89	276	Valmy
MR6334	4504441	486940	1903	164	-90	337	Valmy

Hole ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MR6335	4504346	487056	1922	211	-89	276	Valmy
MR6337	4504501	486881	1901	327	-90	245	Valmy
MR6338	4504413	487108	1897	354	-90	306	Valmy
MR6339	4504437	487020	1885	83	-90	410	Valmy
MR6340	4508847	485708	1591	140	-89	276	HideOut
MRA6341	4508847	485708	1591	79	-82	276	HideOut
MRA6342	4508847	485708	1591	79	-71	276	HideOut

Notes: This table reports all the drillholes completed during the third quarter of 2016. The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in the fourth quarter of 2016.

Table 3. Drillhole results from the third quarter 2016 exploration drill program at the Seabee Gold Operation, Saskatchewan, Canada.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)	Mine N (midpoint)	Elevation (midpoint)	Gold (g/t)*	True Width (meters)	Zone
JOY-16-722	838.5	842.2	3660.9	5554.8	-819.2	2.69	2.7	GHW
JOY-16-723	632.6	636.3	4233.3	5286.0	-614.5	1.92	3.3	8a
SUG-16-035	134.8	138.7	3699.6	4974.8	-410.4	10.54	2.6	9C
SUG-16-036	119.6	124.3	3724.3	4987.5	-431.6	0.14	3.9	9C
SUG-16-036	134.5	136.0	3717.9	4977.3	-437.1	0.49	1.3	9A
SUG-16-037	150.1	157.5	3689.8	4960.7	-390.0	8.19	4.7	9C
SUG-16-037	165.0	171.1	3680.9	4949.7	-391.2	7.95	3.8	9B
SUG-16-037	173.6	180.1	3675.2	4943.1	-392.0	0.44	4.0	9A
SUG-16-038	118.0	126.4	3720.3	4993.4	-442.7	0.46	6.9	9C
SUG-16-038	130.0	131.4	3715.9	4987.4	-446.7	8.8	1.2	9B
SUG-16-039	247.0	250.9	3575.6	4937.1	-391.4	0.32	1.7	9C
SUG-16-040	260.4	263.2	3567.1	4926.9	-374.5	0.06	1.1	9C
SUG-16-041	207.9	210.6	3610.2	4958.3	-402.7	11.5	1.3	9C
SUG-16-042	139.5	143.6	3703.4	4964.3	-397.7	0.58	2.8	9C
SUG-16-043	126.4	129.4	3713.9	4978.2	-416.8	20.84	2.3	9C
SUG-16-043	137.1	138.0	3708.8	4970.5	-419.4	0.73	0.7	9B
SUG-16-044	118.4	124.7	3722.5	4988.0	-433.9	0.55	5.2	9C
SUG-16-045	124.2	126.4	3727.2	4974.1	-410.8	2.76	1.8	9C
SUG-16-045	131.0	134.4	3723.7	4967.8	-412.6	2.02	2.7	9B
SUG-16-046	117.3	120.0	3729.5	4985.4	-424.1	3.75	2.2	9C
SUG-16-046	133.6	134.5	3722.4	4972.9	-429.6	0.23	0.8	9B
SUG-16-047	109.3	117.3	3737.1	4995.6	-438.4	0.36	7.0	9C
SUG-16-048	117.4	122.9	3736.7	4976.5	-414.6	3.42	4.5	9C
SUG-16-048	129.0	135.0	3731.6	4966.3	-417.8	0.97	5.0	9B
SUG-16-049	119.9	121.5	3743.3	4971.0	-406.0	1.02	1.3	9C
SUG-16-049	126.0	129.0	3740.9	4964.8	-407.5	3.43	2.5	9B
SUG-16-050	108.0	113.2	3759.0	4993.5	-443.4	0.8	4.9	9C
SUG-16-051	108.0	110.8	3763.5	5011.5	-463.0	0.42	2.7	9C
SUG-16-052	116.7	119.5	3752.7	4970.5	-407.6	4.22	2.4	9C

Hole ID	From (meters)	To (meters)	Mine E (midpoint)	Mine N (midpoint)	Elevation (midpoint)	Gold (g/t)*	True Width (meters)	Zone
SUG-16-052	123.0	126.0	3750.8	4964.6	-409.1	4.42	2.6	9B
SUG-16-052	132.4	136.1	3748.1	4955.5	-411.3	0.01	3.2	9A
SUG-16-053	108.9	112.5	3758.9	4984.6	-430.2	0.52	3.4	9C
SUG-16-053	130.4	132.2	3754.1	4966.5	-438.9	3.56	1.7	9A
SUG-16-054	112.7	114.9	3772.2	4972.4	-411.4	22.45	2.0	9C
SUG-16-054	117.2	119.7	3771.5	4968.0	-412.7	0.94	2.3	9B
SUG-16-055	106.3	109.4	3777.1	4985.2	-430.6	1.46	3.0	9C
SUG-16-055	130.6	132.0	3774.6	4964.4	-441.0	2.23	1.4	9A
SUG-16-056	103.4	105.6	3780.9	5000.8	-449.6	0.11	2.2	9C
SUG-16-056	115.5	117.5	3780.2	4991.5	-457.1	2.85	2.0	9A
SUG-16-057	107.6	111.7	3794.0	4979.9	-422.6	2.85	3.9	9C
SUG-16-058	103.2	106.0	3794.4	4996.0	-442.2	1.51	2.8	9C
SUG-16-059	102.6	105.2	3800.2	5008.6	-455.3	2.75	2.6	9C
SUG-16-059	110.3	113.7	3801.0	5002.7	-460.8	0.31	3.4	9B
SUG-16-060	118.5	119.1	3795.5	5037.4	-493.2	3.43	0.5	9C
SUG-16-060	132.2	134.8	3796.7	5031.2	-506.4	0.58	2.3	9B
SUG-16-061	105.0	107.2	3807.0	4988.8	-428.9	5.59	2.2	9C
SUG-16-061	113.1	114.8	3808.0	4981.8	-432.3	13.17	1.7	9B
SUG-16-062	102.7	104.2	3812.0	5001.4	-440.9	0.14	1.5	9C
SUG-16-062	112.5	113.5	3813.8	4993.7	-446.3	0.53	1.0	9B
SUG-16-063	121.4	125.9	3813.4	5031.5	-491.2	33.81	4.1	9C
SUG-16-063	130.3	131.8	3814.9	5028.1	-497.5	3.62	1.4	9B
SUG-16-064	125.5	129.4	3846.4	4981.1	-429.8	8.3	3.5	9C
SUG-16-064	135.0	135.8	3849.8	4985.7	-432.9	5.13	0.7	9A
SUG-16-065	118.3	120.3	3835.5	5006.9	-459.7	1.5	1.9	9C
SUG-16-915	327.1	334.6	4332.3	5118.7	-425.6	0.12	4.7	8a
SUG-16-916	592.0	606.0	4099.2	5194.3	-583.5	0.02	4.7	8a
SUG-16-917	649.0	653.4	4076.7	5240.7	-628.7	0.01	1.3	8a
SUG-16-918	573.5	581.5	4179.5	5257.8	-616.5	11.86	2.9	8a
SUG-16-919	356.6	365.6	4315.6	5151.0	-455.9	31.94	5.0	8a
SUG-16-920	351.3	360.8	4323.9	5145.3	-452.6	27.86	5.8	8a
SUG-16-921	296.4	300.2	4346.3	5060.7	-371.6	5.2	2.8	8a

* Gold values cut to 75 g/t. Intersection midpoints determined where mineralized structure intersected or projected.

Sampling and Analytical Procedures

All drill samples in respect of the Marigold mine drilling program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from Silver Standard. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma (“ICP”) finish after a two acid digestion. Samples with assay results greater than 10 g/t were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

All drill samples in respect of the Seabee Gold Operation drilling program were assayed by our onsite non-accredited assay laboratory, which is not independent from Silver Standard. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon, which is independent from Silver Standard. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Two hundred gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. Thirty-gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member and a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by F. Carl Edmunds, P. Geo., a Qualified Person under NI 43-101. Mr. Edmunds is our Chief Geologist, Exploration.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to add Mineral Resources and Mineral Reserves at the Marigold

mine and the Seabee Gold Operation; future production of gold, silver and other metals; estimated production rates for gold, silver and other metals produced by us; ongoing or future development plans and capital replacement, improvement or remediation programs; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine and the Seabee Gold Operation; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors' involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Seabee Gold Operation. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.